SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON EU COMMISSION TO STOP ATC STRIKES, AS THOUSANDS OF PASSENGERS ARE HIJACKED BY FRENCH ATC STRIKES.

Ryanair, Europe's favourite airline today (3 April) called on the EU Commission to prevent millions of Europe's citizens having their flights cancelled or delayed, by tiny numbers of French Air Traffic Controllers going on strike again this week.  Ryanair condemned the EU Commission's continuing failure to act on its repeated call for the removal of the right to strike from Europe's air traffic controllers, who repeatedly blackmail Europe's passengers with strikes throughout the summer season.  Ryanair pointed out that many of Europe's police forces and army personnel are not allowed to strike.  Air traffic controllers in the USA are also prevented by law from striking, which means that the skies over the US cannot be closed or hijacked by ATC strikes or work to rule.  The European Commission should apply similar no strike rules here in Europe.

Ryanair confirmed that yesterday's French Air Traffic Control strike caused 134 flights to be cancelled, with a further 450 flights delayed, resulting in 88,000 Ryanair passengers having their flights disrupted on Monday through no fault of theirs or Ryanair.

Ryanair's Stephen McNamara said:

"It is unacceptable that the skies over Europe are repeatedly closed or flights delayed by the unjustified strike action of tiny numbers of air traffic controllers.  These public servants are among the most overpaid and protected in Europe and yet they repeatedly opt for the strike weapon as a first, rather than a last resort.  The summer schedules in Europe are barely one week old and already the French Air Traffic Controllers are engaged in three days of strikes.  The solution to this problem is simple, remove their right to strike in exactly the same way that Air Traffic Controllers in the USA are prevented by law from striking

"The EU Commission should stop talking about taking action and finally do something about these repeated and unacceptable strikes by removing the right to strike from ATC unions".

For further information please contact:
Stephen McNamara	Joe Carmody
Ryanair Ltd	Edelman
Tel: +353-1-8121212	Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 April, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary